Clough Global Opportunities Fund

NSAR Item 77Q2

March 31, 2012

A statement of change of beneficial ownership on Form 4 of Mr. Andrew C. Boynton, a Trustee of the Registrant, was not filed before the end of the second business day following the day on which a transaction resulting in a change in beneficial ownership was executed.  The statement of change of beneficial ownership of Mr. Boynton has since been filed with the SEC.